UNITED STATES ANTIMONY CORPORATION

49 Steamboat Way

Thompson Falls, Montana 59873

January 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	United States Antimony Corporation (the “Company”)
Registration Statement on Form S-3 originally filed January 14, 2022 (File No. 333-262206) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 a.m. EST on Monday, January 31, 2022, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may make an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Michael T. Campoli, Esq., at (212) 326-0468, from the Company’s outside securities counsel, Pryor Cashman LLP.

Very truly yours,

UNITED STATES ANTIMONY CORPORATION

By:	/s/ John Gustavsen
John Gustavsen
Interim Chief Executive Officer

cc:	M. Ali Panjwani, Esq.
Michael T. Campoli, Esq.